EXECUTION COPY

BANC OF AMERICA SECURITIES LLC BANK OF AMERICA, N.A. One Bryant Park New York, NY 10036	WELLS FARGO CAPITAL FINANCE, LLC 2450 Colorado Avenue, Suite 3000 West, Santa Monica, CA 90404	CITIGROUP GLOBAL MARKETS INC. 390 Greenwich Street New York, New York 10013	BARCLAYS CAPITAL BARCLAYS BANK PLC 745 Seventh Avenue New York, New York 10019	GOLDMAN SACHS LENDING PARTNERS LLC 200 West Street New York, New York 10282

August 11, 2010

Chemtura Corporation
199 Benson Road
Middlebury, CT 06749

Attention:  Stephen Forsyth
                  Chief Financial Officer

Re:         Commitment for Senior Credit Facility

Ladies and Gentlemen:

Chemtura Corporation, a Delaware corporation (the “Company” or “you”), has advised Bank of America, N.A. (“Bank of America”), Banc of America Securities LLC (“BAS”), Wells Fargo Capital Finance, LLC (“Wells Fargo”), Citigroup (as defined below), Barclays Bank PLC (“Barclays Bank”), Barclays Capital, the investment banking division of Barclays Bank (“Barclays Capital” and, together with Barclays Bank, “Barclays”), and Goldman Sachs Lending Partners LLC (“GS”) that the Company and certain of its subsidiaries, each a debtor and debtor-in-possession under chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”), intend to be reorganized pursuant to a Chapter 11 plan of reorganization.  In connection therewith, you have advised us that the Company intends (a) to establish a $275 million senior secured asset-based revolving credit facility (the “Senior Credit Facility”) having the terms set forth on Exhibits A and B hereto, and (b) to issue at least $750 million in aggregate principal amount of senior secured term loans (the “Term Loans”) and/or senior unsecured notes (the “Senior Notes”), the proceeds of which would be used by the Company (i) to refinance the Company’s amended and restated senior secured superpriority debtor-in-possession credit agreement dated as of February 3, 2010 (as heretofore and hereafter amended, supplemented or otherwise modified, the “Existing Credit Agreement”), (ii) to pay related transaction costs, fees and expenses, (iii) to fund distributions to be made in accordance with the Plan (as defined in Exhibit B) and (iv) for other general corporate purposes and activities.  For purposes hereof, “Citigroup” shall mean Citigroup Global Markets Inc. (“CGMI”), Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as Citigroup shall determine to be appropriate to provide the services contemplated herein.  BAS, Bank of America, Wells Fargo, Citigroup, Barclays and GS are herein referred to as “we”, “us”, or the “Commitment Parties”.  Bank of America, Wells Fargo, Citigroup, Barclays and GS are herein referred to as the “Initial Lenders”.  This letter and the exhibits and annexes attached hereto are herein referred to collectively as this “Commitment Letter”.

Subject to the terms and conditions of this Commitment Letter, severally and not jointly, each of the Initial Lenders is pleased to confirm its respective several (and not joint) commitment to provide the Borrowers (as defined in Exhibit A hereto) with its portion of the full $275 million principal amount of the Senior Credit Facility, with (i) Bank of America pleased to offer its commitment to provide $61.875 million in principal amount of the Senior Credit Facility, (ii) Wells Fargo pleased to offer its commitment to provide $61.875 million  in principal amount of the Senior Credit Facility, (iii) CGMI, on behalf of Citigroup, pleased to offer its commitment to provide $61.875 million in principal amount of the Senior Credit Facility, (iv) Barclays Bank pleased to offer its commitment to provide $61.875 million in principal amount of the Senior Credit Facility and (v) GS pleased to offer its commitment to provide $27.5 million in principal amount of the Senior Credit Facility.  Each commitment of an Initial Lender hereunder is referred to hereinafter as such Initial Lender’s “Commitment”.  BAS, Wells Fargo and Citigroup are pleased to advise you of their willingness in connection with the foregoing commitment to act as joint lead arrangers (in such capacities, the “Arrangers”) for the Senior Credit Facility, and to form, with your consent (not to be unreasonably withheld), a syndicate of financial institutions (“Lenders”) for the Senior Credit Facility, and BAS and Wells Fargo shall receive league table credit in connection with such capacities.  BAS, Wells Fargo, Citigroup, Barclays Capital and GS are pleased to advise you of their willingness in connection with the foregoing commitment to act as joint book runners for the Senior Credit Facility.  Each Commitment Party’s obligations hereunder are several and not joint with any other Commitment Party.

Bank of America will act as the sole and exclusive administrative and collateral agent, Wells Fargo will act as the sole and exclusive syndication agent and Citigroup, Barclays Bank and GS will act as co-documentation agents, in each case for the Senior Credit Facility.  No additional agents, co-agents or arrangers will be appointed and no other titles will be awarded unless you and we shall so agree.  In any marketing material with respect to the Senior Credit Facility, BAS’s and Bank of America’s names shall appear above or to the left of the name of any other Commitment Party or Lender and Wells Fargo’s name shall appear immediately to the right of the name of BAS and Bank of America and above or to the left of the name of any other Commitment Party or Lender other than BAS and Bank of America.  You agree that, effective upon your acceptance of this Commitment Letter and continuing through 30 days after the Closing Date (as defined in Exhibit A hereto) (or, if earlier, the expiration or termination of the Commitments hereunder), you shall not solicit any other bank, investment bank, financial institution, person or entity to provide, structure, arrange or syndicate the Senior Credit Facility or any other senior financing similar to the Senior Credit Facility; provided that, the Company and its subsidiaries shall be allowed to solicit any other bank, investment bank, financial institution, person or entity to provide, structure, arrange or syndicate any other senior financing similar to the Senior Credit Facility to the extent the Company and its subsidiaries do so in discharge of their fiduciary duties and obligations as debtors-in-possession.

The undertakings of the Commitment Parties herein are subject to satisfaction of the following conditions: (a) the preparation, execution and delivery of loan documentation, including without limitation, a credit agreement, an intercreditor agreement with the holders of the Term Loans or their representative(s), security agreements, pledge agreements, guaranties and other agreements, incorporating substantially the terms and conditions set forth in Exhibits A and B hereto and, to the extent not covered by such terms and conditions, otherwise reasonably acceptable to the Company and the Commitment Parties; (b) the Company’s engagement of one or more investment banks satisfactory to the Commitment Parties to publicly sell or privately place the Senior Notes; (c) the approval of the Bankruptcy Court (as defined in the Plan), by a date no later than August 13, 2010, for the payment of all fees, expenses, indemnities and other obligations set forth herein and in the Fee Letter dated as of the date hereof and delivered herewith (the “Fee Letter”); (d) your compliance in all material respects (or, with respect to any term that is qualified as to materiality, your compliance in all respects) with the terms of this Commitment Letter with respect to syndication, supplementing Information and Projections, compensation, reimbursement and indemnification, and with the terms of the Fee Letter; and (e) from and after the date hereof until the earlier of completion of the syndication of the Senior Credit Facility and the date that is 30 days after the Closing Date, there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of Company or any of its subsidiaries other than the Senior Notes, the Term Loans and any Foreign Asset Based Financing (as defined in Exhibit A hereto).

The Arrangers intend to commence syndication efforts promptly upon your acceptance of this Commitment Letter and the Fee Letter; provided that the Arrangers and Initial Lenders agree that notwithstanding their respective rights to syndicate the Senior Credit Facility and receive commitments with respect thereto, no such commitment from any other Lender shall release such Initial Lender from its Commitment or otherwise reduce or reallocate such Commitment prior to the Closing Date, and each Initial Lender shall retain exclusive control over all rights and obligations with respect to its Commitment, including all rights with respect to consents, modifications and amendments of this Commitment Letter and the Fee Letter (as defined below), until the Closing Date has occurred.  You agree to use commercially reasonable efforts to assist the Arrangers in achieving a syndication of the Senior Credit Facility that is reasonably satisfactory to the Arrangers (provided, that your obligation to use such efforts shall cease upon the earlier of completion of such syndication and the date that is 60 days after the Closing Date).  Such assistance shall include (a) your providing, and using commercially reasonable efforts to cause your advisors to provide, to the Commitment Parties and the other Lenders, upon request, all information reasonably deemed necessary by the Commitment Parties to complete syndication; (b) your assistance in the preparation of a customary Information Memorandum to be used in connection with the syndication; (c) your using commercially reasonable efforts to ensure that the syndication efforts benefit from your existing banking relationships; and (d) otherwise using commercially reasonable efforts to assist the Commitment Parties in their syndication efforts, including by making your senior management and using commercially reasonable efforts to make your advisors available from time to time to attend and make presentations regarding the business and prospects of Company and subsidiaries at one or more meetings of prospective Lenders at mutually agreed upon times as the Commitment Parties may reasonably request.  Notwithstanding the foregoing or anything herein to the contrary, the syndication of the Senior Credit Facility shall not be a condition precedent to the closing of the Senior Credit Facility.

It is understood and agreed that BAS in consultation with you will manage all aspects of the syndication, including decisions as to the selection of prospective Lenders (subject to your prior approval (not to be unreasonably withheld) of all Lenders) and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders.  It is understood that no Lender participating in the Senior Credit Facility will receive compensation from you in order to obtain its commitment, except on the terms provided herein, and that all fees and other compensation payable to the Lenders in order to obtain their commitments to the Senior Credit Facility shall be paid from the fees set forth in the Fee Letter (and the Company shall have no additional liability therefor). It is also understood and agreed that the amount and distribution of fees among the Lenders will be at the discretion of the Commitment Parties.

You hereby represent, warrant and covenant that (a) all information, other than Projections (as defined below), which has been or is hereafter made available to any Commitment Party, any Lender or any potential Lender by you or any of your representatives (or on your or their behalf) in connection with the transactions contemplated hereby (collectively, “Information”) is and will be (taken as a whole) complete and correct in all material respects and does not and will not (taken as a whole) contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not misleading in light of the circumstances under which such statements were or are made; and (b) all financial projections concerning Company and subsidiaries that have been or are hereafter made available to any Commitment Party, any Lender or any potential Lender by you or any of your representatives (“Projections”) have been and will be prepared in good faith based upon assumptions that are or were reasonably believed by the preparer thereof to be reasonable as of the date of the preparation of such Projections (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond the Company’s control, and that no assurance can be given that the Projections will be realized).  If, at any time from the date hereof until the earlier of 30 days after the Closing Date and the termination of this Commitment Letter, any of the representations and warranties in the preceding sentence would not be accurate and complete in any material respect if the Information or Projections were being furnished, and such representations and warranties were being made, at such time, then the Company agrees to promptly supplement the Information and/or Projections from time to time so that the representations and warranties contained in this paragraph remain accurate and complete in all material respects as described in the preceding sentence.  In issuing its commitment and in arranging and syndicating the Senior Credit Facility, each Commitment Party is and will be relying on, without independent verification, the Information and Projections.

By executing this Commitment Letter, you agree to pay, or reimburse the Commitment Parties on demand for, all reasonable and documented out-of-pocket costs and expenses incurred by the Commitment Parties (whether incurred before or after the date hereof) in connection with the Senior Credit Facilities and the preparation, negotiation, execution and delivery of this Commitment Letter, the definitive documentation therefor and the other transactions contemplated hereby, including without limitation, third-party appraisal costs, per diem costs and other charges of field examiners and other employees in connection with matters relating to the collateral, due diligence expenses and the reasonable fees and expenses of Shearman & Sterling LLP (it being understood that fees and expenses of not more than one counsel for  all of the Commitment Parties shall be payable or reimburseable under the preceding provisions of this sentence) and special and local counsel (in each case reasonably retained by the Commitment Parties jointly), regardless of whether any of the transactions contemplated hereby are consummated.  You will also pay all documented out-of-pocket costs and expenses of the Commitment Parties (including without limitation, the reasonable fees and disbursements of Shearman & Sterling LLP and special and local counsel (in each case reasonably retained by the Commitment Parties jointly)) incurred in connection with the enforcement of any of their rights and remedies under this Commitment Letter.

You agree to indemnify and hold harmless each Commitment Party, each Lender, and each of their respective affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable and documented fees and disbursements of outside counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith) (a) any matters contemplated by this Commitment Letter or any related transaction or (b) the Senior Credit Facility or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party’s gross negligence or willful misconduct.  In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Company, any of its directors, security holders or creditors, an Indemnified Party or any other person or whether or not an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.  You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort, or otherwise) to you or your affiliates or to your or their respective security holders or creditors arising out of, related to or in connection with any aspect of the transactions contemplated hereby, except to the extent such liability is determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party’s gross negligence or willful misconduct.  In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages (including without limitation, any loss of profits, business or anticipated savings).  It is further agreed that each Commitment Party shall only have liability to you (as opposed to any other person), and that each Initial Lender shall be liable solely in respect of its own Commitment on a several, and not joint, basis with any other Commitment Party or Lender.  Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, except to the extent such liability is determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party’s gross negligence or willful misconduct.

By accepting delivery of this Commitment Letter, the Company agrees that this Commitment Letter is for the Company’s confidential use only and that neither its existence nor its terms will be disclosed by the Company to any person other than the Company’s affiliates and its and their respective officers, directors, employees, advisors, agents and representatives (the “Company Representatives”), and then only on a confidential and “need to know” basis in connection with the transactions contemplated hereby; provided, however, that the Company may make public disclosures of the terms and conditions hereof (other than the Fee Letter and its terms and substance, except as set forth in the Fee Letter) (a) as it is required by law or regulations or by subpoena or similar legal process (in which case the Company shall use commercially reasonable efforts to inform the Commitment Parties promptly thereof prior to such disclosure to the extent it is legally permitted to do so), in the opinion of the Company’s counsel, to make, (b) in connection with any exercise of remedies under or in connection with a breach of this letter agreement or the definitive agreement entered into in connection herewith, (c) to the extent necessary to obtain required approval from any governmental authority (including a bankruptcy court) for the Senior Credit Facility or the fees, expenses, indemnities and other obligations set forth herein and in the Fee Letter or (d) to any official committee appointed in the Company’s bankruptcy cases and to the ad hoc committee of bondholders in the Company’s bankruptcy cases and their respective legal and financial advisers.

The Commitment Parties will treat as confidential all confidential information provided to them by or on behalf of the Company hereunder and will not disclose any such information to any person without the prior written consent of the Company; provided that nothing herein shall prevent any Commitment Party from disclosing any such information (a) to  such Commitment Party’s and its affiliates’ employees, officers, directors, agents and advisors who are informed of the confidential nature of such information and instructed to keep such information confidential, (b) to the extent requested by any regulatory or self-regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) in connection with the exercise of any remedies hereunder or the enforcement of rights hereunder or any suit, action or proceeding relating to this letter or other agreements in connection herewith, (e) to assignees or participants or potential assignees or participants in the Senior Credit Facility, or (f) to the extent that such information becomes publicly available other than by reason of disclosure by such Commitment Party in violation of this paragraph or becomes available to such Commitment Party on a nonconfidential basis from a source other than the Company or the Company Representatives, provided that such source is not known by such Commitment Party to be bound by a confidentiality obligation to the Company or the Company Representatives.

You acknowledge that each Commitment Party or its affiliates may be providing financing or other services to parties whose interests may conflict with yours.  Each Commitment Party agrees that it will not furnish confidential information obtained from you to any of its other customers and that it will treat confidential information relating to you and your affiliates with the same degree of care as it treats their own confidential information.  The Commitment Parties further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer.  In connection with the services and transactions contemplated hereby, you agree that each Commitment Party is permitted to access, use and share, with any of its affiliates, agents, advisors or representatives, any information concerning you or any of your affiliates that is or may come into the possession of such Commitment Party or any of its affiliates.

In connection with all aspects of each transaction contemplated by this letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that (a) the Senior Credit Facility and any related arranging or other services described in this letter constitute an arm’s-length commercial transaction between you and your affiliates, on the one hand, and each Commitment Party and its affiliates, on the other hand, and you are capable of evaluating and understanding, and do understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter; (b) in connection with the process leading to such transaction, each Commitment Party is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary for you or any of your affiliates, stockholders, creditors or employees or any other party; (c) no Commitment Party has assumed or will assume an advisory, agency or fiduciary responsibility in your or your affiliates’ favor with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether such Commitment Party has advised or is currently advising you or your affiliates on other matters) and no Commitment Party has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth in this letter; (d) each Commitment Party and its affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and your affiliates, and no Commitment Party has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (e) no Commitment Party has provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.  You hereby waive and release, to the fullest extent permitted by law, any claims that you may have against any Commitment Party with respect to any breach or alleged breach of agency or fiduciary duty.

This Commitment Letter and the Fee Letter shall be governed by the laws of the State of New York.  Each of you and the Commitment Parties hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Fee Letter, the transactions contemplated hereby or thereby, or the actions of any Commitment Party in the negotiation, performance or enforcement hereof or thereof.  The Company irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any Federal court located in the City of New York (including the Bankruptcy Court) or, if that court does not have subject matter jurisdiction, in any New York State court located in the City of New York, over any suit, action or proceeding arising out of or relating to this Commitment Letter, (ii) accepts for itself and in respect of its property the jurisdiction of such courts, (iii) waives any objection to the laying of venue of any such suit, action or proceeding brought in any such courts and any claim that any such suit, action or proceeding has been brought in an inconvenient forum and (iv) consents to the service of any process, summons, notice or document in any such suit, action or proceeding by registered mail addressed to the Company at its address specified on the first page of this Commitment Letter.  A final judgment in any such suit, action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing herein will affect the right of any Commitment Party to serve legal process in any other manner permitted by law or affect any Commitment Party’s right to bring any suit, action or proceeding against the Company or its property in the courts of other jurisdictions.

Upon the effectiveness of this Commitment Letter in accordance with the terms of the last paragraph of this Commitment Letter, in the event of any termination of this Commitment Letter or any undertaking hereunder, the compensation, reimbursement, indemnification, confidentiality, syndication, jurisdiction, governing law and waiver of jury trial provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation for the Senior Credit Facility shall be executed and delivered and notwithstanding the termination of this Commitment Letter, any Commitment or any of the Commitment Parties’ agreements to perform any services described herein; provided that your obligations under this Commitment Letter, other than those relating to confidentiality and to the syndication of the Senior Credit Facility, shall, to the extent covered by the definitive documentation relating to the Senior Credit Facility, automatically terminate and be superseded by the applicable provisions contained in such definitive documentation upon the initial extension of credit under the Senior Credit Facility.

This Commitment Letter and the Fee Letter may be executed in counterparts which, taken together, shall constitute an original.  Delivery of an executed counterpart of this Commitment Letter or the Fee Letter by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart hereof or thereof.

The Commitment Parties hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (“Act”), the Commitment Parties are required to obtain, verify and record information that identifies Company, which information includes Company's legal name, address, tax ID number and other information that will allow the Commitment Parties to identify Company in accordance with the Act.  The Commitment Parties will also require information regarding each personal guarantor, if any, and may require information regarding Company’s management and owners, such as legal name, address, social security number and date of birth.

This Commitment Letter and the Fee Letter embody the entire agreement and understanding among the Commitment Parties, you and your affiliates with respect to the Senior Credit Facility, and supersede all prior agreements and understandings relating thereto.  However, please note that the terms of the undertakings of the Commitment Parties hereunder are not limited to those set forth in this Commitment Letter.  Those matters that are not covered or made clear are subject to mutual agreement of the parties.  No party has been authorized by any Commitment Party to make any oral or written statements that are inconsistent with this Commitment Letter and the Fee Letter.  This Commitment Letter is not assignable by Company without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This offer will expire at 5:00 p.m. (New York City time) on August 11, 2010, unless you execute this letter and the Fee Letter and return them to us prior to that time.  This Commitment Letter and the Fee Letter shall be of no force and effect unless (a) executed by you and delivered to us within the time frame required by the preceding sentence, and (b) the Bankruptcy Court shall have approved the payment of all fees, expenses, indemnities and other obligations set forth in this Commitment Letter and in the Fee Letter.  If this Commitment Letter and the Fee Letter shall have become effective, this undertaking and the Commitments will thereafter expire on November 30, 2010 (unless extended with the consent of the Initial Lenders), unless the definitive documentation for the Senior Credit Facility is executed and delivered by that date.

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We look forward to working with you in the coming weeks on this important financing.

BANK OF AMERICA, N.A.

By
Name:
Title:

BANC OF AMERICA SECURITIES LLC

By
Name:
Title:

WELLS FARGO CAPITAL FINANCE, LLC

By
Name:
Title:

CITIGROUP GLOBAL MARKETS INC.

By
Name:
Title:

BARCLAYS BANK PLC

By
Name:
Title:

GOLDMAN SACHS LENDING PARTNERS LLC

By
Name:
Title:

Accepted and Agreed to as of
the date first above written:

CHEMTURA CORPORATION

By
Name:
Title:

CONFIDENTIAL

Exhibit A

Chemtura Corporation

Summary of Material Terms and Conditions of Revolving Facility

Borrowers:
Chemtura Corporation, a Delaware corporation (the “Company”), and all of the Company’s direct and indirect wholly-owned material domestic subsidiaries that own any assets included in the Borrowing Base (collectively, the “Subsidiary Borrowers” and, together with the Company, the “Borrowers”).

Guarantors:
All of the Company’s direct and indirect wholly-owned subsidiaries (other than the Subsidiary Borrowers and those subsidiaries contemplated under the Plan (as defined in Exhibit B) to be liquidated, dissolved or merged into other Guarantors prior to the date that is 90 days after the Closing Date (provided that such subsidiaries shall be required to become Guarantors if not so liquidated, dissolved or merged by such date)) that were guarantors under the Company’s amended and restated senior secured superpriority debtor-in-possession credit agreement dated as of February 3, 2010 (as heretofore and hereafter amended, supplemented or otherwise modified, the “Existing Credit Agreement”), and all of the Company’s direct and indirect wholly-owned material domestic subsidiaries formed or acquired after the Closing Date (collectively, the “Guarantors”).  The Borrowers and the Guarantors are referred to herein as “Loan Parties” and each, a “Loan Party”.  All obligations of the Borrowers under the Revolving Facility and the Loan Parties’ obligations under any interest rate protection or other hedging arrangements (“Revolving Facility Hedging Arrangements”) entered into with, and under any cash management services (“Revolving Facility Cash Management Services”) provided by, any entity that is a Revolving Lender at the time of such transaction, or any affiliate thereof, will be unconditionally guaranteed by the Guarantors.

Revolving Lenders:
An affiliate of each Arranger and other financial institutions or entities acceptable to the Administrative Agent, with the consent of the Company (not to be unreasonably withheld) (the “Revolving Lenders” or the “Lenders”).

Administrative Agent:	Bank of America, N.A. or an affiliate thereof (in such capacity, the “Administrative Agent”).

Syndication Agent:	Wells Fargo Capital Finance, LLC.

Co-Documentation Agents:	Citibank, N.A. or an affiliate thereof, Barclays Bank PLC or an affiliate thereof and Goldman Sachs Lending Partners LLC.

Collateral Agent:	Bank of America, N.A. or an affiliate thereof (in such capacity, the “Collateral Agent” and together with the Administrative Agent, the “Agents”).

Joint Lead Arrangers:	Banc of America Securities LLC, Wells Fargo Capital Finance, LLC and Citigroup Global Markets Inc. (collectively, “Arrangers”).

Joint Book Runners:
Banc of America Securities LLC, Wells Fargo Capital Finance, LLC, Citigroup Global Markets Inc., Barclays Capital, the investment banking division of Barclays Bank PLC and Goldman Sachs Lending Partners LLC.

Revolving Facility:
A senior secured revolving credit facility in an aggregate principal amount of $275 million (initially), subject to Availability (the “Revolving Facility”).  A letter of credit subfacility for letters of credit (“Letters of Credit”) in an aggregate amount of $125 million shall be available under the unused commitments of the Revolving Facility.  A bank affiliate of Wells Fargo Capital Finance, LLC (and/or any other Lender that from time to time agrees with the Borrowers to become an issuer of Letters of Credit) shall be the issuing bank with respect to Letters of Credit.  Loans under the Revolving Facility (the “Revolving Loans”) shall be denominated in US Dollars.

All Revolving Loans shall become due and payable on the Revolving Facility Termination Date.

Revolving Facility Termination Date:
The “Revolving Facility Termination Date” shall be the earlier of (a) the fifth anniversary of the closing date of the Revolving Facility (the “Closing Date”) and (b) the acceleration of the Revolving Loans and the termination of the commitments under the Revolving Facility in accordance with the Loan Documents.

Availability:
Availability under the Revolving Facility (the “Availability”) will be equal to (i) the lesser of (A) the Borrowing Base (as defined below) and (B) the then effective commitments under the Revolving Facility minus (ii) the aggregate amount of the Revolving Loans and any undrawn or unreimbursed Letters of Credit (the “Revolving Facility Usage”).

“Borrowing Base” shall mean the sum of (i) 85% of eligible accounts receivable, plus (ii) the lesser of (A) 85% of the Orderly Liquidation Value Percentage (as defined below) of eligible inventory and (B) 75% of the cost of eligible inventory, in each case less such eligibility reserves as the Administrative Agent, in its reasonable judgment, consistent with standards for similar asset-based financings taking into account current market conditions, deems appropriate and in each case, subject to field audits, asset appraisals and such other reports.

“Orderly Liquidation Value Percentage” shall mean the orderly liquidation value (net of costs and expenses incurred in connection with liquidation) of inventory as a percentage of the cost of such inventory, which percentage shall be determined by reference to the most recent third-party appraisal of such inventory received by the Administrative Agent.

Notwithstanding anything to the contrary herein, criteria for reserves against the Borrowing Base and the definition of Orderly Liquidation Value Percentage shall be substantially similar to (and in any event no less favorable to the Company than) the Existing Credit Agreement.

Eligibility:
Eligibility of accounts receivable and inventory for purposes of computing “Availability” and the Borrowing Base will be determined by the Administrative Agent in accordance with criteria substantially similar to (and in any event no less favorable to the Company than) the Existing Credit Agreement.

The Administrative Agent shall have the right to conduct field audits and examinations of receivables and inventory and appraisals of inventory (i) unless clause (ii) or (iii) applies, no more than twice per calendar year, (ii) if Availability is less than the greater of (x) $40 million and (y) 15% of the aggregate commitments under the Revolving Facility, three times per calendar year(provided that no such field audit and examination and appraisal shall be required under the circumstances described in this clause (ii) unless (A) 120 days have passed since the most recent field audit and examination and appraisal conducted by the Administrative Agent and (B) Availability continues to be less than the minimum amount described in this clause (ii)) and (iii) at any time, at the reasonable request of the Administrative Agent, if an event of default has occurred and is continuing.

Purpose:
Proceeds of the Revolving Loans shall be used solely to refinance the Existing Credit Agreement and for other general corporate purposes and activities (including payment of fees and expenses in connection with the transactions contemplated hereby and working capital).

Loan Documents:
The Revolving Facility will be documented by a credit agreement (the “Revolving Facility Credit Agreement”) and other guarantees, security agreements, an intercreditor agreement with the holders of the Term Loans or their representative(s), and other relevant documentation (together with the Revolving Facility Credit Agreement, collectively, the “Loan Documents”) reflecting the terms and provisions set forth in this term sheet (including Annex A attached hereto) and Exhibit B to the Commitment Letter and, to the extent not covered by such terms and provisions, otherwise reasonably acceptable to the Company and the Initial Lenders.

Interest Rates and Fees:	As set forth on Annex A attached hereto.

Commitment Increase:
The Company will have the right, no more than twice a year, to increase the aggregate commitments under the Revolving Facility (the “Facility Amount”), in minimum increments of $25,000,000, to a maximum Facility Amount of $400,000,000; provided that no Event of Default, or event which with the giving of notice or lapse of time or both would be an Event of Default, has occurred and is continuing.  The Company may offer the increase to (x) its existing Revolving Lenders, and each existing Revolving Lender will have the right, but no obligation, to commit to all or a portion of the proposed increase (the “Proposed Increased Commitment”) or (y) third party financial institutions acceptable to the Administrative Agent (such acceptance not to be unreasonably withheld or delayed), provided that the minimum commitment of each such third party financial institution equals or exceeds $5,000,000.

Optional Prepayments:
The Company may, upon at least 3 business days’ notice for LIBO Rate Loans and 1 business day’s notice for Base Rate Loans and at the end of any applicable interest period (or at other times with the payment of applicable breakage costs), prepay in full or in part, without premium or penalty (other than such breakage costs), the Revolving Loans; provided that each such partial prepayment shall be in an aggregate amount of $1,000,000 or multiples of $500,000 (or, if less, the then outstanding principal amount of the Revolving Loans).

Mandatory Prepayments:
Mandatory prepayments of the Revolving Loans (and cash collateralization of outstanding Letters of Credit) shall be required (a) if the Revolving Facility Usage exceeds the lesser of (i) the Borrowing Base and (ii) the then effective commitments under the Revolving Facility and (b) with net cash proceeds from sales or casualty events of any Revolving Facility Collateral (excluding sales or other dispositions of inventory and certain other assets in the ordinary course of business), subject to customary exceptions (no less favorable to the Company than in the Existing Credit Agreement, except to the extent that making a provision less favorable is necessary to protect the interests of the Lenders to substantially the same degree as the corresponding interests of the lenders under the Existing Credit Agreement were protected by the corresponding provision under the Existing Credit Agreement (it being acknowledged by the Initial Lenders that after review of the Existing Credit Agreement they are aware of no such provisions on the date of the Commitment Letter)) and a dollar threshold to be mutually agreed upon for excluded sales and casualty events.

If at the end of any business day the amount of unrestricted cash and cash equivalents held by the Loan Parties (other than cash and cash equivalents held in (x) collection, lockbox and disbursement accounts in the ordinary course of collections and disbursements, (y) payroll accounts, trust accounts, escrow accounts or security deposits established pursuant to statutory obligations or for the payment of taxes or holding funds in trust for third parties not affiliated with the Company in the ordinary course of business or in connection with acquisitions, investments or dispositions permitted under the Revolving Facility Credit Agreement, deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, and reserve accounts expressly contemplated under the Plan and/or the disclosure statement for the Plan (the “Disclosure Statement”) (including, but not limited to reserves expressly contemplated under the Plan and/or Disclosure Statement for diacetyl claims and environmental claims, and escrow accounts established pursuant to contractual obligations to third parties not affiliated with the Company for casualty payments and insurance proceeds)) shall exceed $20 million in the aggregate, mandatory prepayments of the Revolving Loans (and cash collateralization of outstanding Letters of Credit) shall be required on the following business day in an amount necessary to eliminate such excess (net of the Company’s known cash uses (for example, Senior Note and Term Loan interest payments) on the date of such prepayment and for the 2 business days thereafter).

Mandatory prepayments of the Revolving Facility shall be applied first to repay Revolving Loans (without reducing commitments), and second, to cash collateralize outstanding Letters of Credit (without reducing commitments).

Commitment Reductions:
The Company may, upon at least 3 business days’ notice, reduce in full or in part, without premium or penalty, commitments under the Revolving Facility; provided that each such partial reduction shall be in an aggregate amount of $10,000,000 or multiples of $5,000,000 in excess thereof.

Security and Priority:
All amounts owing by the Borrowers under the Revolving Facility, any Revolving Facility Hedging Arrangements and any Revolving Facility Cash Management Services (provided that in the case of Revolving Facility Hedging Arrangements and Revolving Facility Cash Management Services, customary reserves (substantially similar to (and in any event no less favorable to the Company than) those in the Existing Credit Agreement) are applied to the Borrowing Base) and by the Guarantors in respect thereof shall be secured by (i) first priority liens on the Revolving Facility Collateral and (ii) second priority liens on the Term Facility Collateral.

“Revolving Facility Collateral” means all of the existing and future inventory and accounts (as defined in the Existing Credit Agreement) of the Loan Parties, together with all general intangibles relating to inventory and accounts, all contract rights under agreements relating to inventory and accounts, all documents relating to inventory, all supporting obligations and letter-of-credit rights relating to inventory and accounts, all instruments evidencing payment for inventory and accounts; all money, cash, cash equivalents, securities and other property of any kind held directly or indirectly by the Administrative Agent or any Revolving Lender under the Revolving Facility; all deposit accounts (it being understood that account control agreements shall be entered into within a reasonable time period (to be mutually agreed upon in the Loan Documents) after the Closing Date and shall not be required with respect to payroll accounts, trust accounts, escrow accounts or security deposits established pursuant to statutory obligations or for the payment of taxes or holding funds in trust for third parties not affiliated with the Company in the ordinary course of business or in connection with acquisitions, investments or dispositions permitted under the Revolving Facility Credit Agreement, deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, and reserve accounts expressly contemplated under the Plan and/or Disclosure Statement (including, but not limited to reserves expressly contemplated under the Plan and/or Disclosure Statement for diacetyl claims and environmental claims, and escrow accounts established pursuant to contractual obligations to third parties not affiliated with the Company for casualty payments and insurance proceeds), or with respect to deposit accounts holding deposits below $500,000), credits, and balances with any financial institution with which any Loan Party maintains deposits and which contain proceeds of or collections on, inventory and accounts; all books, records and other property related to or referring to any of the foregoing, including books, records, account ledgers, data processing records, computer software and other property and all proceeds of any of the foregoing, including, proceeds of any insurance policies, claims against third parties.

“Term Facility Collateral” means all tangible and intangible assets of the Loan Parties (other than any assets comprising Revolving Facility Collateral), including, without limitation, real property, equipment, intellectual property, equity interests of their direct subsidiaries (including 100% of the non-voting capital stock of their respective foreign subsidiaries and no more than (to the extent the pledge of any greater percentage would result in material adverse tax consequences to the Loan Parties) 65% of the voting capital stock of their respective foreign subsidiaries that are classified as controlled foreign corporations under Section 957 of the International Revenue Code (“CFC”) and entities that are treated as partnerships or disregarded entities for United States federal income tax purposes and whose assets are solely capital stock of CFCs) and other investment property.

The Revolving Facility Collateral and the Term Facility Collateral are collectively referred to herein as the “Collateral”.

Notwithstanding the foregoing, the Collateral and the requirements for perfecting a security interest in the Collateral shall in each case contain exceptions substantially similar to those in the Existing Credit Agreement, it being understood that in circumstances where the Company and the Administrative Agent reasonably agree that the cost of perfecting a security interest in any Collateral is materially excessive in relation to the benefit afforded the Lenders, the Loan Parties shall not be required to perfect such security interest.

Intercreditor Agreement:
The lien priority, relative rights and other creditors’ rights issues in respect of the Collateral, including, without limitation, the right of the Collateral Agent to enter upon and use the Term Facility Collateral to assemble, process, remove, sell, protect, secure and otherwise enforce the rights of the secured parties under the Revolving Facility in the Revolving Facility Collateral, will be set forth in a customary intercreditor agreement (the “Intercreditor Agreement”) reasonably acceptable to the Company and the Initial Lenders.

Conditions Precedent to the Initial Extension of Credit:	As set forth in Exhibit B.

Conditions Precedent to Each Loan and Letter of Credit:
On the funding date of each Revolving Loan (and on the date of issuance of any Letter of Credit) (i) no Event of Default, or event which with the giving of notice or lapse of time or both would be an Event of Default, shall have occurred and be continuing under the Loan Documents and (ii) the representations and warranties of the Borrowers and each Guarantor therein shall be true and correct in all material respects (or, with respect to any representation or warranty that is qualified as to materiality, true and correct in all respects) immediately prior to, and after giving effect to, such funding or issuance, other than any such representations or warranties that, by their terms, refer to a specific earlier date, in which case such representations or warranties shall have been true and correct in all material respects as of such specific date.

Representations and Warranties:
The Loan Documents will contain representations and warranties customarily found in the Administrative Agent’s loan agreements for similar asset-based financings and other representations and warranties reasonably deemed by the Administrative Agent appropriate to the specific transaction (which will be applicable to the Borrowers, the Guarantors and their respective subsidiaries, and will be substantially similar (and in any event not less favorable to the Company in any material respect, except to the extent that making a provision less favorable is necessary to protect the interests of the Lenders to substantially the same degree as the corresponding interests of the lenders under the Existing Credit Agreement were protected by the corresponding provision under the Existing Credit Agreement (it being acknowledged by the Initial Lenders that after review of the Existing Credit Agreement they are aware of no such provisions on the date of the Commitment Letter)) to the representations and warranties set forth in the Existing Credit Agreement, subject to the right of the Initial Lenders to negotiate such representations and warranties in good faith), including, without limitation with respect to: valid existence, compliance with law, requisite power, due authorization, approvals, no conflict with agreements or applicable law, enforceability of the Loan Documents, ownership of subsidiaries, material accuracy of financial statements and all other information provided, absence of Material Adverse Change, solvency, absence of material adverse litigation, taxes, margin regulations, no burdensome restrictions, no default under material agreements or the Loan Documents, inapplicability of Investment Company Act, use of proceeds, insurance, labor matters, ERISA, environmental matters, security interests, existing debt, liens and investments, necessary rights to intellectual property and ownership of properties.

Affirmative Covenants:
The Loan Documents will contain affirmative covenants customarily found in the Administrative Agent’s loan agreements for similar asset-based financings and other affirmative covenants reasonably deemed by the Administrative Agent to be appropriate to the specific transaction, subject to, where appropriate, materiality thresholds, carve-outs and exceptions as agreed (which will applicable to the Borrowers, the Guarantors and their respective subsidiaries, and will be substantially similar (and in any event not less favorable to the Company in any material respect except as expressly set forth in item M below and except to the extent that making a provision less favorable is necessary to protect the interests of the Lenders to substantially the same degree as the corresponding interests of the lenders under the Existing Credit Agreement were protected by the corresponding provision under the Existing Credit Agreement (it being acknowledged by the Initial Lenders that after review of the Existing Credit Agreement they are aware of no such provisions on the date of the Commitment Letter)) to the affirmative covenants set forth in the Existing Credit Agreement, subject to the right of the Initial Lenders to negotiate such affirmative covenants in good faith), including, without limitation, the following:

A.	Preservation of corporate existence.

B.	Compliance with laws (including ERISA and applicable environmental laws).

C.	Conduct of business.

D.	Payment of taxes.

E.	Maintenance of insurance.

F.	Access to books and records and visitation rights.

G.	Maintenance of books and records.

H.	Maintenance of properties.

I.	Use of proceeds.

J.	Provision of additional collateral, guarantees and mortgages.

K.	Use of reasonable efforts to deliver landlord and bailee waivers.

L.	Further assurances.

M.
Maintenance with respect to bank accounts (with exceptions as set forth above under the “Security and Priority” provisions) of account control agreements in form and substance reasonably acceptable to the Administrative Agent.  Cash dominion (i.e., required daily transfer of balances in lockbox collection accounts to repay outstanding Revolving Loans) by the Administrative Agent will be exercisable only during the period from the date the Availability falls below the greater of (i) $40 million and (ii) 15% of the aggregate commitments under the Revolving Facility, to the date Availability has been at least equal to the greater of (i) $40 million and (ii) 15% of the aggregate commitments under the Revolving Facility for 45 consecutive days (with a grace period to cure Availability falling below the foregoing threshold and/or provisions for increasing the frequency of Availability reporting, in each case to be set forth in the Revolving Facility Credit Agreement). Notwithstanding anything to the contrary herein, the Company and its subsidiaries shall be permitted to retain their cash management system and deposit accounts at Citibank and its affiliates, subject to obtaining such account control agreements.

Negative Covenants:
The Loan Documents will contain negative covenants customarily found in the Administrative Agent’s loan agreements for similar asset-based financings and other negative covenants reasonably deemed by the Administrative Agent to be appropriate to the specific transaction and where appropriate, subject to materiality thresholds, carve-outs and exceptions as agreed (which will be applicable to the Borrowers, the Guarantors and their respective subsidiaries, and will be substantially similar (and in any event not less favorable to the Company in any material respect except as expressly described below and except to the extent that making a provision less favorable is necessary to protect the interests of the Lenders to substantially the same degree as the corresponding interests of the lenders under the Existing Credit Agreement were protected by the corresponding provision under the Existing Credit Agreement (it being acknowledged by the Initial Lenders that after review of the Existing Credit Agreement they are aware of no such provisions on the date of the Commitment Letter)) to the negative covenants set forth in the Existing Credit Agreement, subject to the right of the Initial Lenders to negotiate such negative covenants in good faith), including, without limitation, the following:

A.
Limitations on debt and guarantees (with exceptions in any event permitting (i) the Senior Notes and the Term Loans, (ii) debt and guarantees outstanding on the Closing Date as permitted under the Existing Credit Agreement that is in effect as of the date of the Commitment Letter (as modified by any amendments, modifications or waivers thereto (other than those that are adverse to the interests of the Lenders in more than a de minimis respect)) and (in the case of the Loan Parties) contemplated under (and remaining outstanding on the Closing Date in accordance with) the Plan and/or Disclosure Statement, (iii) up to $250 million (or the foreign currency equivalent) at any time outstanding of asset-based financing (including receivables and/or and inventory based financing), factoring arrangements or other securitization programs, in each case of foreign subsidiaries of the Company (collectively, “Foreign Asset Based Financing”), (iv) guarantee by the Company of up to 15 million pounds Sterling of its repayment obligations to Chemtura Manufacturing UK Limited, to assure funding of contributions to the Great Lakes (UK) Limited Pension Plan, (v) guarantees of obligations of joint ventures and other non-Loan Party subsidiaries of the Company to the extent investments would be permitted in such entities under paragraph C below, (vi) purchase money debt and capital leases not exceeding $30 million at any time outstanding, plus any leases (including operating leases that are recharacterized as capital leases) outstanding on the Closing Date as permitted under the Existing Credit Agreement that is in effect as of the date of the Commitment Letter (as modified by any amendments, modifications or waivers thereto (other than those that are adverse to the interests of the Lenders in more than a de minimis respect)), (vii) an additional $20 million of debt outstanding at any time in excess of the $5 million permitted under section 5.02(b)(xi) of the Existing Credit Agreement that is in effect as of the date of the Commitment Letter, and (viii) an additional $40 million of debt of foreign subsidiaries outstanding at any time in excess of the $10 million permitted under section 5.02(b)(vi) of the Existing Credit Agreement that is in effect as of the date of the Commitment Letter).

B.
Limitations on liens (with exceptions in any event permitting (i) the liens securing the Term Loans and, to the extent the Senior Notes are secured, the Senior Notes, (ii) liens outstanding on the Closing Date as permitted under the Existing Credit Agreement that is in effect as of the date of the Commitment Letter (as modified by any amendments, modifications or waivers thereto (other than those that are adverse to the interests of the Lenders in more than a de minimis respect)), (iii) liens securing up to $250 million (or the foreign currency equivalent) at any time outstanding of Foreign Asset Based Financing, (iv) general “basket” for liens on assets of the foreign subsidiaries of the Company securing up to $50 million (or the foreign currency equivalent) at any time outstanding of obligations of the Company’s foreign subsidiaries, (v) liens on (and restrictions on additional liens on) assets of Chemtura Manufacturing UK Limited securing obligations to its U.K. pension plan trustees, (vi) general “basket” for liens on assets (other than collateral included in the calculation of the Borrowing Base) securing up to $25 million at any time outstanding of obligations of the Company and/or its domestic subsidiaries and (vii) liens on assets (other than collateral included in the calculation of the Borrowing Base) corresponding to secured debt, capital leases and guarantees permitted under the debt covenant described in item A above).

C.
Limitations on loans and investments (with exceptions in any event permitting (w) loans and investments not to exceed $25 million at any time outstanding, (x) loans and investments outstanding on the Closing Date as permitted under the Existing Credit Agreement that is in effect as of the date of the Commitment Letter (as modified by any amendments, modifications or waivers thereto (other than those that are adverse to the interests of the Lenders in more than a de minimis respect)) , (y) investments in (and guarantees of obligations of) joint ventures in an amount not to exceed $5 million at any time outstanding (with unfunded guarantees not counting against such limitation), it being understood that funding and reimbursement arrangements with respect to the Rubicon joint venture that are consistent with past practices shall not be deemed loans or investments subject to limitation under this covenant, and (z) any loan or investment if (a) immediately after giving effect to such transaction, on a proforma basis, (i) the Fixed Charge Coverage Ratio shall be at least 1.1 to 1.0 and (ii) each of the Average Excess Availability (as defined in Annex A) for the 30 day period prior to such transaction, and the Availability on the date of such transaction, shall be at least equal to the greater $40 million and 20% of the aggregate commitments under the Revolving Facility (the conditions described in this clause (a) being the “Fixed Charge and Liquidity Conditions”) and (b) no default exists immediately before or after giving effect to such transaction).

D.
Limitations on asset dispositions, including, without limitation, the issuance and sale of capital stock of subsidiaries (with exceptions in any event permitting up to $250 million (or the foreign currency equivalent) at any time outstanding of Foreign Asset Based Financing).

E.
Limitations on dividends, redemptions, repurchases with respect to capital stock and prepayments, redemptions and repurchases of debt (collectively, “Restricted Payments”) (with exceptions in any event permitting (x) dividends, redemptions and repurchases contemplated under (and made in accordance with) the Plan and/or the Disclosure Statement and (y) any other Restricted Payments if (a) the Fixed Charge and Liquidity Conditions are satisfied and (b) no default exists immediately before or after giving effect to such Restricted Payment).

F.
Limitations on mergers, consolidations, acquisitions, joint ventures or creation of subsidiaries (with exceptions in any event permitting (x) mergers, consolidations, acquisitions and subsidiaries contemplated under (and consummated in accordance with) the Plan and/or the Disclosure Statement, (y) mergers and consolidations of any Loan Party with another Loan Party (provided that the surviving entity in any such merger or consolidation involving the Company shall be the Company), any non-Loan Party subsidiary with another non-Loan Party subsidiary, any non-Loan Party subsidiary with a Loan Party (provided that the surviving entity shall be a Loan Party) and (z) any mergers, consolidations, acquisitions, joint ventures or creations of subsidiaries if (a) the Fixed Charge and Liquidity Conditions are satisfied, (b) no default exists immediately before or after giving effect to such transaction, and (c) in the case of a merger or consolidation of any Loan Party, the surviving entity shall be a Loan Party and, in the case of a merger or consolidation of the Company, the Company shall be the surviving entity).  The Loan Documents shall permit any Guarantor to be liquidated, dissolved or merged into other Guarantors or the Company after the Closing Date, and shall contain customary automatic guaranty release provisions for any Guarantors that are so liquidated, dissolved or merged.

G.	Limitations on material changes in business.

H.	Limitations on transactions with affiliates.

I.	Limitations on restrictions on distributions from subsidiaries and granting of negative pledges.

J.
Limitations on changes in accounting treatment and reporting practices (except as permitted or required by generally accepted accounting principles) or the fiscal year without the Administrative Agent’s consent (it being understood that application of fresh start accounting shall not be restricted).

K.	Limitations on sale/leasebacks and operating leases.

L.	Limitations on speculative transactions except for the sole purpose of hedging in the normal course of business and consistent with industry practices.

Financial Covenants:
Financial covenants will be limited to a minimum Fixed Charge Coverage Ratio of 1.1 to 1.0 at all times during any Testing Period.

“Testing Period” means the period from the date the  Availability falls below the greater of (i) $34 million and (ii) 12.5% of the aggregate commitments under the Revolving Facility, to the date Availability has been at least equal to the greater of (i) $34 million and (ii) 12.5% of the aggregate commitments under the Revolving Facility for 45 consecutive days.

“Fixed Charge Coverage Ratio” means, at any time, the ratio, determined on a consolidated basis for the Company and its subsidiaries for the most recently ended period of twelve fiscal months, of (a) EBITDA for such period minus capital expenditures made (other than those funded by the issuance of debt or equity) during such period minus taxes paid in cash during such period (to the extent added back to net income in the calculation of EBITDA for such period), to (b) the sum of (i) interest expense paid in cash during such period plus (ii) scheduled principal payments made on borrowed money plus (iii) declared or paid dividend or other distributions, or repurchases, redemption or other acquisition or retirement for value, in each case to the extent paid (or declared for payment) in cash with respect to capital stock (except that this clause (iii) shall not include such payments made or declared (1) to the Company or its subsidiaries or (2) by a subsidiary of the Company to a person other than the Company or its subsidiaries if such payment or declaration is made ratably to holders of the relevant class of capital stock of the relevant subsidiary), plus (iv) to the extent not deducted from consolidated net income to determine EBITDA during such period, amounts paid during such period with respect to any (A) environmental liabilities, and (B) pension and other post employment benefit liabilities. Notwithstanding anything herein to the contrary, (A) the amounts described in clauses (i), (ii), (iii) and (iv) of the preceding sentence shall not include amounts paid as contemplated under and in accordance with the Plan and/or Disclosure Statement, (B) the initial contribution (and the payments made to fund such contribution) to the Great Lakes (UK) Limited Pension Plan on or after the Closing Date in an amount not in excess of 15 million Pounds Sterling shall be deemed to be contemplated under (and made in accordance with) the Plan and the Disclosure Statement, and (C) for purposes of calculating the Fixed Charge Coverage Ratio for any portion of the relevant 12-month period that occurs prior to the Closing Date, the amount of each of the various components of the Fixed Charge Coverage Ratio calculation described in the preceding sentence in each month set forth on Annex B attached hereto shall be deemed to be the amount therefor set forth opposite such month in Annex B.

“EBITDA” means, for any person for any period, (a) consolidated net income (or net loss) plus (b) without duplication, to the extent included in the calculation of consolidated net income of such person for such period in accordance with GAAP, the sum of (i) interest expense, (ii) income tax expense, (iii) depreciation expense, (iv) amortization expense, (v) non-cash charges related to restructuring (including but not limited to facility closure and severance expense), asset impairment or other extraordinary items and fees and expenses incurred in connection with the Chapter 11 reorganization, the Plan, the financings expressly contemplated by the Plan and/or Disclosure Statement, the adoption of fresh start accounting and any Foreign Asset Based Financing, (vi) any losses from sales of assets other than in the ordinary course of business, (vii) non-cash expenses in respect of employees’ compensation payable in equity interests, (viii) losses incurred on the early extinguishment of debt, (ix) charges for legal and other expenses in connection with Designated Litigation Liabilities (to be defined as liabilities for litigation matters the liability for which have been estimated or determined under and in accordance with the Plan and/or Disclosure Statement) in an aggregate amount not to exceed $15,000,000 and (x) losses incurred after the Closing Date as a result of the adoption of fresh start accounting (which losses are required to be disclosed to SEC within 210 days of the adoption of fresh start accounting), minus (c) without duplication, (i) cash payments for non-cash restructuring charges reserved in a prior period to the extent a charge or expense for such payments was included in EBITDA for a prior period pursuant to clause (b) above, (ii) gains recognized on the early extinguishment of debt, (iii) gains incurred after the Closing Date as a result of the adoption of fresh start accounting (which gains are required to be disclosed to SEC within 210 days of the adoption of fresh start accounting), and (iv) to the extent included in the calculation of net income of such Person for such period in accordance with GAAP, any gains from sales of assets other than in the ordinary course of business and any other extraordinary gains, provided, however, that in any event and for all periods, non-cash gains or losses on foreign currency translation in connection with the re-measurement of balance sheet assets and liabilities shall be excluded from the calculation of EBITDA.  For the purposes of calculating EBITDA for any period, if during such period the Company or any of its subsidiaries shall have made an acquisition, EBITDA for such period shall be calculated after giving pro forma effect thereto as if such acquisition occurred on the first day of such period.  For purposes of calculating the Fixed Charge Coverage Ratio for any portion of the relevant 12-month period that occurs prior to the Closing Date, EBITDA for each month set forth in Annex B attached hereto shall be deemed to be the amount set forth opposite such month in Annex B.

Financial Reporting Requirements:
The Company shall provide: (i) monthly consolidated financial statements of the Company, the Borrowers, the Guarantors and their respective subsidiaries, including balance sheet, income statement and cash flow statement within 30 days of month-end, certified by the Company’s Responsible Officer; (ii) quarterly consolidated financial statements of the Company, the Borrowers, the Guarantors and their respective subsidiaries within 45 days of quarter-end for the first 3 fiscal quarters of the fiscal year (except that if the Confirmation Order (as defined in Exhibit B) shall have been entered by the Bankruptcy Court (as defined in the Plan) on or prior to September 16, 2010, such period shall be 90 days with respect to the third fiscal quarter of 2010), certified by the Company’s Responsible Officer; (iii) annual audited consolidated financial statements of the Company and its subsidiaries within 90 days of year-end (except that such period shall be 105 days with respect to the 2010 fiscal year), certified with respect to such consolidated statements by independent certified public accountants reasonably acceptable to the Administrative Agent; (iv) copies of all reports on Form 10-K, 10-Q or 8-K filed with the Securities and Exchange Commission; (v) monthly certificates certifying as to the Fixed Charge Coverage Ratio as of the end of each calendar month (regardless of whether a Testing Period then applies); and (vi) projections for the balance of the term of the Revolving Facility provided annually and annual business and financial plans provided in each case within 45 days after the beginning of each fiscal year.

Other Reporting Requirements:
The Loan Documents will contain other reporting requirements customarily found in the Administrative Agent’s loan documents for similar asset-based financings and other reporting requirements deemed by the Administrative Agent appropriate to the specific transaction (which will be substantially similar (and in any event not more burdensome to the Company in any material respect except in circumstances where the Administrative Agent believes in good faith other modifications are appropriate) to the reporting requirements set forth in the Existing Credit Agreement), including, without limitation, with respect to litigation, contingent liabilities, ERISA or environmental events and Borrowing Base and Fixed Charge Coverage Ratio certificates on a monthly basis (or (in the case of Borrowing Base certificates) weekly basis during any Testing Period) and appropriate supporting data for such Borrowing Base and Fixed Charge Coverage Ratio certificates at such times and in form and substance as is reasonably satisfactory to the Administrative Agent.

Events of Default:
The Loan Documents will contain events of default customarily found in the Administrative Agent’s loan agreements for similar asset-based financings and other events of default reasonably deemed by the Administrative Agent to be appropriate to the specific transaction (which will be applicable to the Company, the Borrowers, the Guarantors and their respective subsidiaries, and will be substantially similar (and in any event not less favorable to the Company in any material respect except in circumstances where the Administrative Agent believes in good faith other modifications are appropriate) to the events of default set forth in the Existing Credit Agreement, subject to the right of the Initial Lenders to negotiate such events of default in good faith), including, without limitation, the following, with, where appropriate, customary grace periods and exceptions (which grace periods and exceptions shall in any event not be less favorable to the Company than those in the Existing Credit Agreement, except to the extent that making a provision less favorable is necessary to protect the interests of the Lenders to substantially the same degree as the corresponding interests of the lenders under the Existing Credit Agreement were protected by the corresponding provision under the Existing Credit Agreement (it being acknowledged by the Initial Lenders that after review of the Existing Credit Agreement they are aware of no such provisions on the date of the Commitment Letter)) as set forth in the Revolving Facility Credit Agreement:

A.	Failure to pay principal, interest or any other amount when due.

B.	Representations and warranties incorrect in any material respect when given.

C.	Failure to comply with covenants (with grace period as appropriate).

D.
Cross-default to payment defaults, or default or event of default if the effect is to accelerate or permit acceleration of indebtedness with a principal amount in excess of $20 million; provided that any cross-default that results from the breach of a financial covenant under the Term Loans but that has not resulted in the acceleration of the Term Loans shall be subject to a grace period to be agreed.

E.
Commencement of enforcement of any judgment that is not stayed or vacated, or failure (for a period of 30 days or longer) to satisfy or stay execution of any judgment, in each case if the aggregate amount of such judgments exceeds $20 million (except to the extent fully covered by insurance or indemnity).

F.	Bankruptcy or insolvency of the Company or any material subsidiary of the Company.

G.	The occurrence of certain ERISA events that result in or are reasonably likely to result in liability in excess of $20 million.

H.	Actual or asserted invalidity or impairment of any Loan Document (including the failure of any lien to remain perfected).

I.	Change of control after the Closing Date (to be defined as mutually agreed upon in the Loan Documents).

Indemnification:
The Loan Documents will contain customary indemnification provisions (including coverage of environmental liabilities) by the Loan Parties in favor of the  Agents, each Arranger, each Revolving Lender, each Letter of Credit issuer and each of their respective affiliates and the respective officers, directors, employees, agents, advisors, attorneys and representatives of each of them.

Expenses:
The Company and each Borrower shall jointly and severally pay or reimburse the Agents and the Arrangers for all reasonable and documented out-of-pocket costs and expenses incurred by the Agents and the Arrangers (including, without limitation, third-party appraisal costs, per diem costs and other charges of field examiners and other employees in connection with matters relating to the collateral and reasonable attorneys’ fees and expenses (it being agreed that reasonable fees and expense of not more than one counsel for all of the Agents and Arrangers (with one additional counsel if there is a conflict between or among the Agents and the Arrangers in the opinion of counsel) shall be payable or reimbursable under the preceding provisions of this sentence, together with reasonable fees and expenses of special and local counsel, in each case reasonably retained by the Commitment Parties jointly)) in connection with (i) the preparation, negotiation and execution of the Loan Documents; (ii) the syndication and funding of the Revolving Loans and any issuance of Letters of Credit; (iii) the creation, perfection or protection of the liens under the Loan Documents (including all search, filing and recording fees); and (vi) the on-going administration of the Loan Documents (including the preparation, negotiation and execution of any amendments, consents, waivers, assignments, restatements or supplements thereto).

The Company and each Borrower further agree to jointly and severally pay or reimburse the Agents and each of the Revolving Lenders and Letter of Credit issuers for all documented out-of-pocket costs and expenses, including reasonable attorneys’ fees and expenses, incurred by the Agents or such Revolving Lenders and Letter of Credit issuers in connection with (i) the enforcement of the Loan Documents; (ii) any refinancing or restructuring of the Revolving Facility in the nature of a “work-out” or any insolvency or bankruptcy proceeding; and (iii) any legal proceeding relating to or arising out of the Revolving Facility or the other transactions contemplated by the Loan Documents.

Assignments and Participations:
Assignments must be in a minimum amount of $5 million and except for assignments to another Revolving Lender or an affiliate or approved fund of a Revolving Lender, are subject to the consent of the Administrative Agent and the Company, which in the case of the Company, shall not be unreasonably withheld or delayed or during the continuance of an event of default under the Loan Documents, required.  No participation shall include voting rights, other than for customary matters requiring consent of 100% of the Revolving Lenders.

Requisite Revolving Lenders:	Revolving Lenders holding at least 50% of the outstanding commitments and/or exposure under the Revolving Facility (the “Requisite Revolving Lenders”).

Amendments:	Requisite Revolving Lenders, except for provisions customarily requiring approval by affected Revolving Lenders to be mutually agreed upon.

Miscellaneous:
The Loan Documents will include (i) standard yield protection provisions (including, without limitation, provisions relating to compliance with risk-based capital guidelines, increased costs and payments free and clear of withholding taxes (subject to customary qualifications)), (ii) waivers of consequential damages and jury trial, and (iii) normal agency, set-off and sharing language.

Governing Law and Submission to Exclusive Jurisdiction:	State of New York.

Counsel to Administrative Agent:	Shearman & Sterling LLP.

ANNEX A
TO EXHIBIT A

Asset-Based Revolving Facility
Interest Rates And Fees

Interest Rates:	Loans will bear interest, at the option of the Company, at one of the following rates:

(i) the Applicable Margin (as defined below) plus the Administrative Agent’s fluctuating Base Rate (as defined below), payable monthly in arrears; or

(ii) the Applicable Margin plus the current LIBO rate as quoted by the Administrative Agent, adjusted for reserve requirements, if any, and subject to customary change of circumstance provisions, for interest periods of one, two, three or six months (the “LIBO Rate”), payable at the end of the relevant interest period, but in the case of any interest period of 6 months, also at the end of the third month of such interest period.

“Applicable Margin” means the applicable percentage per annum set forth below determined by reference to (i) for the fiscal quarter in which the Closing Date occurs and the first full fiscal quarter ending after the Closing Date, Average Excess Availability as of the Closing Date (after giving effect to all transactions contemplated to occur on the Closing Date) and (ii) for each subsequent fiscal quarter, Average Excess Availability for the immediately preceding fiscal quarter:

Average
Excess
Availability	LIBO Rate Loan	Base Rate Loan

<$100 million	3.25%	2.25%

$100 million to $200 million	3.00%	2.00%

>$200 million	2.75%	1.75%

“Average Excess Availability” means, for any period the average amount of Availability for each day during such period.

“Base Rate” means the highest of (i) Bank of America, N.A.’s “prime rate”, (ii) the Federal Funds Effective Rate plus 1/2 of 1% and (iii) the one-month LIBO Rate plus 1.00%.

Interest shall be calculated on the basis of the actual number of days elapsed in a 360-day year.

Default Interest:	During the continuance of an event of default (as defined in the Loan Documents), Loans will bear interest at an additional 2% per annum.

Unused Commitment Fee:
From and after the Closing Date, a non-refundable unused commitment fee at the rate of 0.50% per annum will accrue as a percentage of the daily average unused portion of the Revolving Facility (whether or not then available), payable monthly in arrears and on the Revolving Facility Termination Date.

Letter of Credit Fees:
A percentage per annum equal to the Applicable Margin for LIBO Rate Loans to the Revolving Lenders and 0.125% per annum to the applicable Letter of Credit issuer will accrue on the outstanding undrawn amount of any Letter of Credit, payable monthly in arrears and computed on a 360-day basis.  In addition, the Borrowers will pay to the applicable Letter of Credit issuer standard opening, amendment, presentation, wire and other administration charges applicable to each Letter of Credit.

During the continuance of an event of default (as defined in the Loan Documents), the Letter of Credit Fees will increase by an additional 2% per annum.

ANNEX B
TO EXHIBIT A

Fixed Charge Coverage Ratio Components

Exhibit B

Chemtura Corporation

Conditions Precedent to Initial extension of Credit

1.
Confirmation Order:  The Bankruptcy Court shall have entered a final order (the “Confirmation Order”) confirming a Chapter 11 plan of reorganization for the Debtors (as amended, supplemented or modified, or with any of the terms or conditions thereof waived, in each case as described below, the “Plan”) in accordance with Section 1129 of the Bankruptcy Code, which plan shall be substantially as set forth in the plan dated July 20, 2010 (together with all exhibits and other attachments thereto, as such plan and any of the foregoing shall be amended, modified or supplemented from time to time or any of the terms or conditions thereof waived (with the consent of the Initial Lenders with respect to any amendment, modification, supplement or waiver that is adverse in any material respect to the Initial Lenders (it being understood that any amendment, modification, supplement or waiver that would result in an aggregate increase of more than $75 million in (w) debt of or reinstated liquidated claims against the Company and its subsidiaries and/or (x) Restricted Payments by the Company and its subsidiaries and/or (y) amounts (without duplication of amounts in clause (w)) secured by liens on assets of the Company and its subsidiaries or (z) investments or loans by the Company and its subsidiaries, in each case from the respective amounts therefor contemplated under the Plan and/or Disclosure Statement, each as in effect on the date of the Commitment Letter, shall be deemed (solely for purposes of this sentence) adverse in a material respect to the Initial Lenders), as reasonably determined by the Initial Lenders), the “Plan Documents”), or otherwise reasonably satisfactory to the Initial Lenders.  The Confirmation Order shall approve the transactions contemplated by Revolving Facility, shall be in full force and effect and shall not have been stayed, reversed or vacated, or otherwise amended or modified in any manner that is materially adverse to the rights or interests of the Lenders (unless otherwise reasonably satisfactory to the Initial Lenders).  The Plan shall have, or contemporaneous with the effectiveness of the Revolving Facility and the initial extension of credit thereunder will, become effective.  Further, either (i) the settlement of certain diacetyl claims as set forth in the settlement agreement (the “Settlement Agreement”), a copy of which is annexed to the motion filed with the Bankruptcy Court on July 29, 2010 (the “Settlement Motion”), shall have been approved, without material modification (it being understood that modifications contemplated under and in accordance with Section 3.3 of the Settlement Agreement are not material), by an order of the Bankruptcy Court (the “Settlement Order”) and both (x) the Settlement Agreement shall remain in full force and effect, without a right of the Company to terminate the Settlement Agreement in accordance with Section 4.2 thereof and (y) the Settlement Order shall not be reversed, vacated or stayed or (ii) claims that were the subject of the Settlement Agreement in an amount and number such that (if such amount and number of claimants had accepted the Settlement Agreement) the Company would not have had the right to terminate the Settlement Agreement in accordance with Section 4.2 thereof, shall have been (A) estimated, for purposes of creating a cash reserve that will provide the sole source of recovery for such estimated claims, and/or (B) settled pursuant to settlement agreements in full force and effect, with such settlements and estimates described in clauses (A) and (B) being in an aggregate cash amount substantially consistent with (or less than) the aggregate settlement amount set forth in the Settlement Agreement and in each case being approved pursuant to one or more orders of the Bankruptcy Court (collectively, the “Estimation/Settlement Orders”), and  such Estimation/Settlement Orders shall not be reversed, vacated or stayed.

2.
Other Indebtedness.  The Lenders shall have received reasonably satisfactory evidence that the obligations of the Company and each of its other debtor subsidiaries with respect to the Existing Credit Agreement have been satisfied and discharged and any collateral in respect thereof released, except that letters of credit issued under the Existing Credit Agreement that are supported by cash or letters of credit issued under the Senior Credit Facility may remain outstanding.  Concurrently with the consummation of the Plan, all pre-existing indebtedness of the Company and its subsidiaries (other than indebtedness permitted to remain outstanding under the Plan and the Loan Documents) shall have been repaid, repurchased, discharged or otherwise satisfied in full, all commitments relating thereto shall have been terminated, and all liens or security interests related thereto shall have been terminated or released.   In addition, the Agents shall have received evidence that the Company has received the net cash proceeds from the issuance of at least $750 million in principal amount of Term Loans and/or the Senior Notes.  (a) Neither the Term Loans nor the Senior Notes shall (i) have a stated maturity date earlier or a weighted average life to maturity shorter than six months after the Revolving Facility Termination Date or (ii) have any direct restriction on any specific payment of the Revolving Facility or impose any other direct restriction on the Company or any of its subsidiaries that by its express terms conflicts with any express term or provision set forth in the Loan Documents and (b) the priority of any lien on the Revolving Facility Collateral securing the Term Loans or Senior Notes shall be junior to the lien securing the Revolving Facility, as described under the heading “Security and Priority” in Exhibit A, and shall be subject to an intercreditor agreement described under the heading “Intercreditor Agreement” in Exhibit A.  The terms of the Term Loans, taken as a whole, shall be substantially consistent with those set forth on the term sheet attached to the engagement letter dated as of the date of the Commitment Letter among the Company and the joint book runners or their affiliates, except to the extent failure to be substantially consistent is not materially adverse to the interests of the Lenders.  The terms of each of the Senior Notes and the Term Loans shall not contain any financial covenant with such maximum or minimum level for any period that (i) is materially adverse to the interests of the Lenders or (ii) does not take into account drawings under the Revolving Facility and the forecasts delivered by the Company pursuant to Section 3(iv) below.[1]

3.
Financial Statements.  The Lenders shall have received (i) audited annual financial statements of the Company and its subsidiaries, on a consolidated basis, for the year ended December 31, 2009; (ii) interim unaudited monthly and quarterly financial statements of the Company and its subsidiaries since December 31, 2009 through the most recently ended fiscal month ending at least 30 days prior to the Closing Date (or in the case of quarterly financial statements, through the most recently ended fiscal quarter ending at least 45 days prior to the Closing Date); (iii) customary unaudited pro forma financial statements; and (iv) the Company’s business plan which shall include a financial forecast on a monthly basis for the first twelve months after the Closing Date and on an annual basis thereafter through the year 2014, prepared by the Company’s management.

1 After the definitive terms of the Term Loans and the Senior Notes are provided to the Initial Lenders, the Initial Lenders shall as soon as practicable, but in any event prior to the funding of the Senior Notes and the Term Loans, notify the Company whether or not such definitive terms satisfy the conditions set forth in the last three sentences of this paragraph.

4.
Minimum Availability.  Availability under the Revolving Facility, after giving effect to the all borrowings and issuances of letters of credit on the Closing Date, and to all other transactions contemplated in paragraph 1 above to occur on the Closing Date, shall be no less than $150 million.

5.
Payment of Fees.  All costs, fees and expenses (including, without limitation, legal fees and expenses, title premiums, survey charges and recording taxes and fees) and other compensation contemplated by the Commitment Letter and the Fee Letter and payable to the Agents or the Lenders shall have been paid to the extent due.

6.
Customary Closing Documents.  The Administrative Agent shall have received: (i) customary legal opinions, corporate records and documents from public officials, lien searches and officer’s certificates; (ii) customary evidence of authority; (iii) reasonably satisfactory commitments for title insurance; (iv) a customary solvency certificate from the chief financial officer of the Company and each Borrower and Guarantor, in form and substance reasonably satisfactory to the Administrative Agent; (v) a field exam and audit with respect to inventory and receivables and an appraisal with respect to inventory of the Borrowers performed by the Administrative Agent working in conjunction with the administrative agent under the Existing Credit Agreement (and conducted in accordance with criteria for eligibility of accounts receivable and inventory substantially similar to (and in any event no less favorable to the Company than) the Existing Credit Agreement, except to the extent that making a criterion less favorable is necessary to protect the interests of the Lenders to substantially the same degree as the corresponding interests of the lenders under the Existing Credit Agreement were protected by the corresponding criterion under the Existing Credit Agreement (it being acknowledged by the Initial Lenders that after review of the Existing Credit Agreement they are aware of no such criteria on the date of the Commitment Letter)); and (vi) all material third party and governmental consents necessary in connection with the Plan, the material related transactions or the financing thereof.  The Lenders shall have received all documentation and other information requested by the Administrative Agent (to the extent requested no later than 3 business days prior to the Closing Date) as is required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act.  The Loan Documents (including the Revolving Facility Credit Agreement, guarantees, security agreements and the Intercreditor Agreement) shall have been duly executed and delivered.

7.
Security.  The Collateral Agent, for the benefit of the Revolving Lenders, shall have been granted perfected first priority security interests in the Revolving Facility Collateral, and second priority security interests in the Term Facility Collateral, in each case to the extent described in Exhibit A to the Commitment Letter in the section titled “Security and Priority”, and in each case in form and substance reasonably satisfactory to the Agents.

8.
Material Adverse Effect.  Since December 31, 2009, there shall not have occurred a material adverse change, or any event or occurrence which could reasonably be expected to result in a material adverse change, in (i) the business, condition (financial or otherwise), operations, performance, properties, contingent liabilities, material agreements or prospects of the Company, the Borrowers, the Guarantors and their respective subsidiaries, taken as a whole (it being understood that (a) matters disclosed prior to the date hereof in connection with the Cases, and (b) to the extent consistent with the disclosure described in clause (a), the continuation and prosecution of the Cases, and the filing, solicitation of approvals and negotiation of the Plan for the Cases, shall not constitute such a change), (ii) the rights and remedies of the Agents or any Lender under any Loan Document and (iii) the ability of any Loan Party to perform its obligations under any Loan Document to which its is a party (any of the foregoing being a “Material Adverse Change”).  There shall exist no action, suit, investigation, litigation or proceeding pending in any court or before any arbitrator or governmental instrumentality that (i) could reasonably be expected to result in a Material Adverse Change or (ii) restrains, prevents or imposes or can reasonably be expected to impose conditions materially adverse to the Lenders upon the Revolving Facility or any of the other material transactions contemplated hereby.